Exhibit 99.1

CytoMed Therapeutics Limited

1 Commonwealth Lane

#08-22

Singapore 149544

PROXY STATEMENT AND NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the shareholders of	April 14, 2026
CytoMed Therapeutics Limited	Singapore

To our shareholders:

It is my pleasure to invite you to our Annual General Meeting of Shareholders of CytoMed Therapeutics Limited (the “Company”) on May 22, 2026, at 12:00 P.M., Singapore time (May 22, 2026, at 12:00 A.M., Eastern Time). The meeting will be held at 1 Commonwealth Lane, #08-22, One Commonwealth, Singapore 149544 (the “AGM”).

The matters to be acted upon at the meeting are described in the Notice of Annual General Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ CHOO Chee Kong
CHOO Chee Kong
Chairman and Director

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

CYTOMED THERAPEUTICS LIMITED (THE “COMPANY”)

TIME:	May 22, 2026, at 12:00 P.M., Singapore Time
(May 22, 2026, at 12:00 A.M., Eastern Time)

PLACE:	1 Commonwealth Lane,
#08-22, One Commonwealth,
Singapore 149544

The notice of the AGM sets out the business proposed to be conducted at the AGM, which includes both routine and special business, with the mailing record date set as April 10, 2026 and true record date set as May 19, 2026 for purposes of determining eligibility to vote. The notice of AGM includes a form of proxy and voting instruction and is available at the Company’s website at www.cytomed.sg.

The AGM will be held physically, shareholders who are overseas will be able to watch and listen to the proceeding by webcast (“Live AGM Webcast”). Shareholders will also be able to submit questions relating to the items on the Proposals set out in the Notice of AGM in advance of the AGM. In order to be able to watch and listen to the meeting via the Live AGM Webcast and to submit questions in advance, shareholders are required to register in advance of the AGM, by emailing to enquiry@cytomed.sg.

Shareholders wishing to vote are required to complete a form of proxy and voting instruction (contained in the notice of the AGM) to appoint the chairman of the AGM to cast their votes in accordance with their instructions. The form of proxy and voting instruction (contained in the notice of the AGM) must be completed and returned in accordance with the instructions contained therein by May 19, 2026, at 11:59 A.M., Singapore Time (May 18, 2026, at 11:59 P.M., Eastern Time) in the case of Beneficial Shareholders whose interests in the Company are reflected on the depository register (or by May 19, 2026, at 11:59 A.M., Singapore Time (May 18, 2026, at 11:59 P.M., Eastern Time)) in the case of other shareholders).

YOU ARE RECEIVING THIS VOTING INFORMATION ON A MAILING RECORD DATE OF APRIL 10, 2026. THE TRUE RECORD DATE FOR THE AGM IS MAY 19, 2026. THUS, FOR YOUR VOTING INSTRUCTIONS TO BE COUNTED YOU MUST BE A HOLDER AS WELL ON MAY 19, 2026, OTHERWISE YOUR VOTES WILL NOT COUNT.

The purpose of the AGM is for the Shareholders of the Company to consider and, if thought fit, pass, with or without modifications, the following resolutions:

AS ROUTINE BUSINESS:

Proposal One	By an ordinary resolution, to receive and adopt the Directors’ Statement, the audited financial statements of the Company for the financial year ended December 31, 2025;

Proposal Two	By an ordinary resolution, to receive and adopt the audited financial statements in relation to Form 20-F for the financial year ended December 31, 2025;

Proposal Three	By an ordinary resolution, to approve the re-election of Dr. YEW Chak Hua, who is retiring by rotation pursuant to Regulation 117 of the Constitution of the Company and who, being eligible, offers himself for re-election as Director;

Proposal Four	By an ordinary resolution, to approve the re-election of Dr. TOH Keng Kiat who is retiring by rotation pursuant to Regulation 117 of the Constitution of the Company and who, being eligible, offers himself for re-election as Director;

Proposal Five	By an ordinary resolution, to approve waiver of the application of Singapore Code on Take-overs and Mergers issued by the Monetary Authority of Singapore;

Proposal Six	By an ordinary resolution, to ratify the appointment of WWC, P.C., as the Company’s independent registered public accounting firm for the financial year ending December 31, 2026 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion;

Proposal Seven	By an ordinary resolution, to ratify the appointment of KE Trust PAC as the Company’s independent registered public accounting firm for the financial year ending December 31, 2026 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion;

Proposal Eight	By an ordinary resolution, to approve payment of Directors’ fees of US$70,000 for the financial year ending December 31, 2026.

Proposal Nine	By an ordinary resolution, to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five, Proposal Six, Proposal Seven, Proposal Eight, and Proposal Ten.

AS SPECIAL BUSINESS:

Proposal Ten	By an ordinary resolution, to resolve that:

(a)	Pursuant to Section 161 of the Singapore Companies Act 1967 (the “Singapore Companies Act”) the Directors be and are hereby authorized to issue such number of new ordinary shares in the capital of the Company as may be approved by the board of Directors (the “Board”), such shares to rank pari passu in all respects with the existing issued ordinary shares in the capital of the Company in connection with follow-on offerings of the Company at the price(s) to be determined by the Board and on such terms and conditions as the Board may at any time and from time to time think fit and allot the same to such members of the public and/or private places who shall have applied for the shares in connection with the admission of the Company to Nasdaq, as the Board may decide.

(b)	Pursuant to Section 161 of the Companies Act 1967 and all applicable laws (including but not limited to the listing rules of Nasdaq (the “Nasdaq Listing Rules”)), the Directors be and are hereby authorized to: (a) (i) issue (in addition to the new ordinary shares referred to in paragraph (a) above) new ordinary shares whether by way of rights, bonus or otherwise; and/or (ii) make or grant offers, agreements or options (collectively “Instruments”) that might or would require new ordinary shares to be issued during the continuance of this authority or thereafter, including but not limited to the creation and issue of (as well as adjustments to) options, warrants, debentures or other instruments convertible into new ordinary shares, at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and (b) (notwithstanding this authorization conferred may have ceased to be in force) issue new ordinary shares in pursuance of any Instruments made or granted by the Directors while this authorization was in force, provided that:

	(1)	the aggregate number of new ordinary shares to be issued pursuant to such authority (including new ordinary shares to be issued in pursuance of the Instruments, made or granted pursuant to this authorization but excluding new ordinary shares which may be issued pursuant to any adjustments (“Adjustments”) effected under any relevant Instrument, which Adjustments shall be made in compliance with all applicable laws (including the Nasdaq Listing Rules) for the time being in force (unless such compliance has been waived by the Nasdaq) and the Constitution for the time being of the Company;

	(2)	in exercising such authority, the Company shall comply with all applicable laws, including the provisions of the Act, the Nasdaq Listing Rules for the time being in force (unless such compliance has been waived by the Nasdaq) and the Constitution for the time being of the Company; and

	(3)	unless revoked or varied by the Company in a general meeting by ordinary resolution, such authority shall continue in force until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier.

NOTES REGARDING THE PROPOSED RESOLUTIONS

Per the Constitution of the Company, ordinary resolution in relation to Proposal One through Nine inclusive, are routine business to be transacted at the AGM.

(i)	Proposal One covers the Singapore statutory financial statements which were prepared in conformity with the provisions of the Singapore Companies Act and will be made available to the shareholders on the Company’s website at www.cytomed.sg on and from May 6, 2026, being not less than fourteen days before the date of the AGM, as required under the Singapore Law.

(ii)	Proposal Two covers the audited financial statements for financial year ended December 31, 2025, which was included in the Form 20-F filed by the Company on March 31, 2026.

(iii)	Proposal Three and Four covers the Directors who are required to retire at the AGM of the Company pursuant to Regulation 117 of the Constitution of the Company, which requires that at each AGM one-third of the Company’s Directors (or, if their number is not a multiple of three, then the number nearest to but not more than one-third of the Directors) are required to retire from office by rotation and then, pursuant to Regulation 118 of the Constitution, shall be eligible for re-election at the AGM. Set forth below is a brief biography of Dr. YEW Chak Hua and Dr. TOH Keng Kiat, who will be standing for re-election as Directors at the AGM, to serve a term expiring at the next annual general meeting of shareholders or until his successor is duly elected and qualified.

(iv)

Proposal Five will allow the Company to obtain a waiver of the application of Singapore Code on Take-overs and Mergers issued by the Monetary Authority of Singapore, giving the Company more flexibility for fund-raising exercises and M&A transactions.

(v)	Proposal Six and Seven deals with the re-appointment of the independent auditors, WWC, P.C. and KE Trust PAC, who has served as the Company’s statutory Auditors for the financial year December 31, 2025. The Audit Committee has approved and recommended to the Board the re-appointment of WWC, P.C. and KE Trust PAC as the Company’s statutory Auditors for the financial year ending December 31, 2026 and to perform other appropriate services. As a result, the Board has approved, subject to the shareholders’ approval, the re-appointment of WWC, P.C. and KE Trust PAC and, pursuant to Section 205(16) of the Singapore Companies Act, the Directors request shareholders to empower them to fix the auditors’ remuneration in their absolute discretion.

(vi)	Proposal Eight will allow the Company to pay director’s fees of US$70,000 for services rendered by the Directors for the financial year ending December 31, 2026.
(vii)

Proposal Nine is to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five, Proposal Six, Proposal Seven, Proposal Eight, and Proposal Ten.

Per the Constitution of the Company, the ordinary resolution in relation to Proposal Ten is special business to be transacted at the AGM.

(viii)	Proposal Ten is to authorize the Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares. If this resolution is approved, the authorization would be effective from the date of the AGM until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier.

DEFINITIONS

For purposes of this Notice (including the Form of Proxy and Voting Instruction) the following definitions are used.

Beneficial Shareholders: are persons or entities holding their interests in the Company’s shares as, or through, a participant in the Depository Trust Company, or DTC, in book entry form at a broker, dealer, securities depository or other intermediary and who are reflected in the books of such intermediary; also commonly referred to in the United States as “street name holders”.

Shareholder of Record: a person or entity whose name is reflected in the Company’s register of members as of April 10, 2026, and who is not necessarily a Beneficial Shareholder.

MEETING TO BE HELD PHYSICALLY

The AGM will be held physically, shareholders who are overseas will be able to watch and listen to the proceeding by Live AGM Webcast. Shareholders are reminded that the AGM proceedings are private. Accordingly, Shareholders must not forward the abovementioned email instructions to other persons who are not members and who are not entitled to attend the AGM. This is also to avoid any technical disruptions or overload to the Live AGM Webcast.

Shareholders will also be able to submit questions relating to the items on the Proposals set out in the Notice of AGM in advance of the AGM. In order to be able to watch and listen to the meeting and to submit questions in advance, shareholders are required to register in advance of the AGM, by emailing to enquiry@cytomed.sg. The Notice of AGM, Proxy Form and the Company’s Annual Report 2025 are available on the Company’s website at www.cytomed.sg and the U.S. Securities and Exchange Commission website at http://www.sec.gov. A shareholder (whether individual or corporate) may vote by appointing the Chairman of the meeting as his/her/its proxy to vote on his/her/its behalf at the AGM.

WHO MAY VOTE:	You may vote if you were a shareholder of record on April 10, 2026 and continue to be a shareholder of record through May 19, 2026.

ANNUAL REPORT:	A copy of our 2025 Annual Report on Form 20-F (the “Annual Report”) is available on at the SEC’s website at http://www.sec.gov.

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about April 14, 2026.

By order of the Board of Directors,

/s/ CHOO Chee Kong
CHOO Chee Kong
Chairman and Director

ABOUT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

Proposal One	By an ordinary resolution, to receive and adopt the Directors’ Statement, the audited financial statements of the Company for the financial year ended December 31, 2025;

Proposal Two	By an ordinary resolution, to receive and adopt the audited financial statements in relation to Form 20-F for the financial year ended December 31, 2025;

Proposal Three	By an ordinary resolution, to approve the re-election of Dr. YEW Chak Hua, who is retiring by rotation pursuant to Regulation 117 of the Constitution of the Company and who, being eligible, offers himself for re-election as Director;

Proposal Four	By an ordinary resolution, to approve the re-election of Dr. TOH Keng Kiat who is retiring by rotation pursuant to Regulation 117 of the Constitution of the Company and who, being eligible, offers himself for re-election as Director;

Proposal Five	By an ordinary resolution, to approve waiver of the application of Singapore Code on Take-overs and Mergers issued by the Monetary Authority of Singapore;

Proposal Six	By an ordinary resolution, to ratify the appointment of WWC, P.C., as the Company’s independent registered public accounting firm for the financial year ending December 31, 2026 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion;

Proposal Seven	By an ordinary resolution, to ratify the appointment of KE Trust PAC as the Company’s independent registered public accounting firm for the financial year ending December 31, 2026 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion;

Proposal Eight	By an ordinary resolution, to approve payment of Directors’ fees of US$70,000 for the financial year ending December 31, 2026;

Proposal Nine	By an ordinary resolution, to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five, Proposal Six, Proposal Seven, Proposal Eight, and Proposal Ten.

Proposal Ten	By an ordinary resolution, to authorize the Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares. If this resolution is approved, the authorization would be effective from the date of the AGM until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier.

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on April 10, 2026, and continue to hold those shares through May 19, 2026, which we refer to as the mailing record date and true record date, respectively. Each ordinary share is entitled to one vote. As of April 10, 2026, we had 11,832,835 ordinary shares issued and outstanding.

Basis of voting

Votes shall be taken on a poll with one vote for each share. In respect of both the routine business and the special business, in order for a resolution to be passed, more than 50% of the eligible votes cast on the resolution must be in favor of the resolution. Whilst shares for which an abstention from voting has been recorded are counted toward the quorum of the meeting, the calculation of the percentage of votes cast in favor of the resolution disregards abstained votes. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

How do I vote before the Annual General Meeting?

Shareholders will not be able to vote through the Live AGM Webcast on the Proposals to be tabled for approval at the AGM. Shareholders who wish to exercise their votes must submit a Proxy Form to appoint the Chairman of the AGM to cast votes on their behalf. If you are a shareholder of record, meaning that you hold your shares in certificate form, you have the following voting options:

To vote by Internet

1) Visit www.proxyvote.com or scan the QR code on your voting card.

To vote by Telephone

1) Call the telephone number on your voting card or email.

To vote by Mail

1) Check the appropriate boxes on the voting instruction form

2) Sign, date, and return your voting card in the enclosed envelope.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Please note that the latest we will accept voting is on May 19, 2026, at 11:59 A.M., Singapore Time (May 18, 2026, at 11:59 P.M., Eastern Time).

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Annual General Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the Annual General Meeting, (2) voting again over the Internet prior to the time of the Annual General Meeting, or (3) voting at the Annual General Meeting.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” Proposal One, Two, Three, Four, Five, Six, Seven, Eight, Nine, and Ten in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual General Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

How many votes must be present to hold the Annual General Meeting?

Your shares are counted as present at the Annual General Meeting if you attend the Annual General Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Annual General Meeting, at least two shareholders must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Annual General Meeting. If a quorum is not present or represented, the chairman of the Annual General Meeting may, with the consent of the Annual General Meeting, adjourn the Annual General Meeting from time to time, without notice other than announcement at the Annual General Meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal One. The adoption of the Directors’ Statement, the audited financial statements of the Company for the financial year ended December 31, 2025; This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Two. The adoption of the audited financial statements in relation to Form 20-F for the financial year ended December 31, 2025; This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Three. By an ordinary resolution, to approve the re-election of Dr. YEW Chak Hua, who is retiring by rotation pursuant to Regulation 117 of the Constitution of the Company and who, being eligible, offers himself for re-election as Director;

Proposal Four. By an ordinary resolution, to approve the re-election of Dr. TOH Keng Kiat who is retiring by rotation pursuant to Regulation 117 of the Constitution of the Company and who, being eligible, offers himself for re-election as Director;

Proposal Five. By an ordinary resolution, to approve waiver of the application of Singapore Code on Take-overs and Mergers issued by the Monetary Authority of Singapore;

Proposal Six. The ratification of auditor, WWC, P.C. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Seven. The ratification of auditor, KE Trust PAC. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Eight. The Directors’ fees of US$70,000 for financial year ending December 31, 2026. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Nine. The adjournment of the Annual General Meeting to a later date or dates in the event that there are insufficient votes for, or otherwise in connection with, the approval for Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five, Proposal Six, Proposal Seven, Proposal Eight, and Proposal Ten. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Ten. The authorization of the Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Annual General Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present at the Annual General Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Annual General Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under U.S. broker-dealer rules, including FINRA Rule 2251, and established market practice, “non-routine” matters are matters that may substantially affect the rights or privileges of shareholder, such as mergers, shareholder proposals, elections of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Annual General Meeting.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on Proposal Ten because each is considered a non-routine matter. Proposals Six, Seven and Nine are considered to be routine matters and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal, brokers will be permitted to exercise their discretionary authority to vote for the approval of such proposal.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual General Meeting.

SHAREHOLDER PARTICIPATION IN THE AGM

Shareholders can submit their questions in advance of the AGM in relation of the resolutions set out in the Notice of AGM by email to enquiry@cytomed.sg

All questions submitted in advance of the AGM must be received by May 19, 2026, at 11:59 A.M., Singapore Time (May 18, 2026, at 11:59 P.M., Eastern Time).

Shareholders (including CPF and SRS members) who wish to submit their questions by post or by email are required to indicate their full name (for individuals)/company name (for corporates), NRIC/passport number/company registration number, contact number, shareholding type and number of shares held together with their submission of questions, to the office address or email address provided. Persons who hold Shares through relevant intermediaries (as defined in Section 181 of the Companies Act 1967), other than CPF and SRS Investors, should contact their respective relevant intermediaries through which they hold such Shares to submit their questions related to the resolutions to be tabled for approval at the AGM based on the abovementioned instructions.

The Company will endeavor to address all substantial and relevant questions received from members prior to and on the day of the AGM by publishing their responses posted on the U.S. Securities and Exchange Commission website and the Company’s website. Where substantially similar questions are received, the Company will consolidate such questions and consequently not all questions may be individually addressed.

The result of the AGM will be published on the U.S. Securities and Exchange Commission website and the Company’s website after the AGM concludes.

Shareholders who wish to exercise their voting rights at the AGM may (where such members are individuals or corporates) appoint the Chairman of the AGM as their proxy to vote on their behalf at the AGM.

CUT-OFF TIMES

Submission of votes on a “Form of Proxy and Voting Instruction”

For submission of your “Form of Proxy and Voting Instruction” – by May 19, 2026, at 11:59 A.M., Singapore Time (May 18, 2026, at 11:59 P.M., Eastern Time).

Submission of questions to the Company

For submission by email to the Company of questions to be raised at the AGM – by May 19, 2026, at 11:59 A.M., Singapore Time (May 18, 2026, at 11:59 P.M., Eastern Time).

PERSONAL DATA

By participating in the AGM (through pre-registration, submitting details for the registration to observe the proceedings of the AGM via the Live AGM Webcast, attendance or the submission of any questions to be raised at the AGM) and/or any adjournment thereof, submitting an instrument appointing a proxy and/or any adjournment thereof or submitting any details of the shareholder’s representative(s) in connection with the AGM, a shareholder of the Company (whether a Beneficial Shareholder or a Shareholder of Record) (i) consents to the collection, use and disclosure of the shareholder’s personal data by the Company (or its agents) for the purpose of the processing and administration by the Company (or its agents) of proxies and representatives appointed for the AGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the AGM (including any adjournment thereof), and in order for the Company (or its agents) to comply with any applicable laws, listing rules, regulations and/or guidelines (collectively, the “Purposes”), (ii) warrants that where the shareholder discloses the personal data of the shareholder’s representative(s) to the Company (or its agents), the shareholder has obtained the prior consent of representative(s) for the collection, use and disclosure by the Company (or its agents) of the personal data of such representative(s) for the Purposes, and (iii) agrees that the shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the shareholder’s breach of warranty.

FORWARD-LOOKING STATEMENTS

This notice contains forward-looking statements concerning future events. These forward-looking statements are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by the Company at the time these statements were made. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company’s control. Actual results may differ materially from those expressed or implied by such forward looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward- looking statements include the factors set out in the Company’s filings with the SEC. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this notice or to reflect the occurrence of unanticipated events

BY ORDER OF THE BOARD

CytoMed Therapeutics Limited

(Company Registration No. 201808327H)

/s/ CHOO Chee Kong
CHOO Chee Kong
Chairman and Director

Date: April 14, 2026

CORPORATION INFORMATION

Registered Office	Company Secretary

1 Commonwealth Lane	Tan Zi Jing, Clara
#08-22	30 Cecil Street #10-01/02
One Commonwealth	Prudential Tower
Singapore 149544	Singapore 049712

Place of incorporation: Singapore

Date of incorporation: March 9, 2018

Website: www.cytomed.sg

Transfer Agent

Vstock Transfer, LLC
18 Lafayette Place
Woodmere, NY 11598
USA Tel: +1(212)828-8436
Email: action@vstocktransfer.com

United States Proxy Agent

Broadridge Financial Solutions, Inc.
605 Third Ave,
New York, NY
10158, USA
Tel: +1 (631) 254 7067

PROPOSAL ONE

BY AN ORDINARY RESOLUTION, TO RECEIVE AND ADOPT THE DIRECTORS’ STATEMENT, THE AUDITED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2025

(ITEM 1 OF THE PROXY CARD)

Background

We are proposing the receipt and adoption of the Directors’ Statement and the audited financial statements of the Company for the financial year ended December 31, 2025. The audited financial statements are in reference to the Singapore Statutory Financial Statements which were prepared in conformity with the provisions of the Singapore Companies Act. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the adoption of the Director’s Statement and the audited financial statements of the Company be ratified by shareholders.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWO

BY AN ORDINARY RESOLUTION, TO RECEIVE AND ADOPT THE AUDITED FINANCIAL STATEMENTS IN RELATION TO FORM 20-F FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2025

(ITEM 2 OF THE PROXY CARD)

Background

We are proposing the receipt and adoption of the audited financial statements of the Company for the financial year ended December 31, 2025 in relation to Form 20-F. The audited financial statements are in reference to the Singapore Statutory Financial Statements which were prepared in conformity with the provisions of the Singapore Companies Act.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE AND FOUR

BY ORDINARY RESOLUTIONS, TO APPROVE THE RE-ELECTION OF DR. YEW CHAK HUA AND DR. TOH KENG KIAT, WHO ARE RETIRING BY ROTATION PURSUANT TO REGULATION 117 OF THE CONSTITUTION OF THE COMPANY AND WHO, BEING ELIGIBLE, OFFERS THEMSELVES FOR RE-ELECTION AS DIRECTORS, TO SERVE A TERM EXPIRING AT THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS OR UNTIL HIS SUCCESSOR IS DULY ELECTED AND QUALIFIED.

(ITEMS 3 AND 4 OF THE PROXY CARD)

Background

Our Board of Directors currently consists of 6 Directors, Mr. CHOO Chee Kong, Dr. ZENG Jieming, Prof. LOH Yuin Han, Dr. YEW Chak Hua, Mr. Mark LEONG Kei Wei, and Dr. TOH Keng Kiat. At the Annual General Meeting, the shareholders will vote on the re-election of Dr. YEW Chak Hua and Dr. TOH Keng Kiat. Pursuant to Regulation 117 of the Company’s Constitution, one-third of the Directors on the Board of Directors will be up for re-election at the next Annual General Meeting of shareholders, at which time shareholders will vote on the election and qualification of their successors.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below, all of whom are presently directors. If any nominee is unable or declines to serve as a director at the time of the Annual General Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Dr. YEW Chak Hua, M.D. was appointed to our Board and its Compensation Committee on April 18, 2023, and to the Audit Committee on May 15, 2024. He has served as a medical consultant in the specialty of regenerative medicine in various clinics and centers in Malaysia since March 2020. With more than 15 years medical practice experience, Dr. Yew has a deep interest in cellular therapy and stem cells-derived cytokines to treat various chronic degenerative disease such as glaucoma, diabetes, osteoarthritis, sexual dysfunction, sports injury, renal impairment, Alzheimer’s disease, and stroke. Dr. Yew obtained his Letter of Credentialing and Privileging in Aesthetic Medicine Practice in 2017, and passed the membership from International Council of Ophthalmology (UK) in the same year. Prior to that, Dr. Yew served as Medical Officer in various hospitals, healthcare group and clinics across Malaysia. Dr. Yew received his M.SC in Regenerative Medicine from UCSI University (Malaysia) in 2014, and M.B.B.S from University of Malaya (Malaysia) in 2007. We believe that Dr. Yew’s record in practice of medical practice and his broad understanding of regenerative medicine qualifies him to serve on our Board.

Dr. TOH Keng Kiat, M.D. was appointed to our Board on April 18, 2023. Also on April 18, 2023, he was appointed as the Chair of the Nominating and Corporate Governance Committee and as a member of the Audit Committee. He is a medical doctor by training and practicing haematologist. He is currently practicing as a Consultant Haemato-Oncologist, beginning from November 2020, at the International Cancer Specialists Pte Ltd in Singapore and also as the Medical Director, starting from August 2017, of Cryoviva Singapore, a AABB accredited cord blood and cord tissue bank with operations in India, Bangkok, Singapore, the Middle East and Vietnam. Dr. Toh was an Associate Professor of Medicine (Practice) of Monash University Malaysia campus since 2007 and retired in January 2023. He was Medical Director of Singapore’s first private cord blood bank, Cordlife Group Limited (now a SGX-listed company. SGX: P8A), from 2005 to 2008. In 1975, Dr. Toh’s early career was with the Singapore Blood Bank and the Ministry of Health Singapore Department of Haematology at the Singapore General Hospital. He remained a visiting consultant there until 2007 before going into private practice. Dr. Toh was a nominated member of Parliament in the Singapore Government from 1992 to 1994, a member of Rotary International and was President from 1998 to 1999 during the Rotary International Convention in Singapore. Dr. Toh received his FRCP© in 1980, M.R.C.P (United Kingdom) in 1970, both from University of Edinburgh (United Kingdom), and M.B.B.S. from University of Singapore in 1965. He is a Fellow of the Royal Colleges of Physicians of London, Edinburgh, Glasgow and the International Society of Haematologists.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions” in our Annual Report, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Choo Chee Kong serves as the Chairman of the Board of Directors. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FIVE

BY AN ORDINARY RESOLUTION, TO APPROVE WAIVER OF THE APPLICATION OF SINGAPORE CODE ON TAKE-OVERS AND MERGERS ISSUED BY THE MONETARY AUTHORITY OF SINGAPORE

(ITEM 5 OF THE PROXY CARD)

Background

The Singapore Code on Take-overs and Mergers (the “Code”) is issued by the Monetary Authority of Singapore pursuant to section 321 of the Securities and Futures Act 2001. The Code is administered and enforced by the Securities Industry Council (the “SIC” or the “Council”). The Code applies, among other things, to corporations with a primary listing of their equity securities in Singapore. While the Code is principally intended to apply to listed public companies, unlisted public companies with more than 50 shareholders and net tangible assets of S$5 million or more are expected to observe the letter and spirit of the general principles and rules of the Code, where applicable and appropriate. Public companies with a primary listing overseas may apply to the SIC to waive the application of the Code. In particular, Rule 14 of the Code provides that any person acquiring, whether by a series of transactions over a period of time or not, either on his or her own or together with parties acting in concert with such person, 30% or more of the company’s voting shares, or, if such person holds, either on his or her own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of the company’s voting shares, and if such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of the company’s voting shares in any six-month period, must, except with the consent of the SIC, extend a mandatory offer for the remaining voting shares in accordance with the provisions of the Code. Responsibility for ensuring compliance with the Code rests with parties (including company directors) to a take-over or merger and their advisors.

The Code and the Council operate principally to ensure that shareholders are treated fairly and are not denied an opportunity to decide on the merits of a takeover and that shareholders of the same class are afforded equivalent treatment by an offeror. The Code also provides an orderly framework within which take-overs are conducted.

Pursuant to the Practice Statement on the Waiver of the Application of the Code to Unlisted Public Companies issued by the SIC on 7 October 2022 (the “Practice Statement”), the Company may apply to the SIC for a waiver, and the SIC may grant such waiver subject to certain conditions (the “Waiver Conditions”) being met (the “Code Waiver”). These conditions include, amongst others, the following:

(a)	the number of shareholders in the Company, after excluding such persons as the SIC may disregard, is 50 or fewer;
(b)	the Company has issued a written notification to all its shareholders informing them of the Company’s intention to obtain the Code Waiver and the implications arising as a result thereof. Such notification must be issued at least 21 calendar days prior to the date of the Company’s application to the Council for the Code Waiver; and
(c)	subsequent to the Company’s issuance of such notification, no objections to the application to Code Waiver are received from shareholders representing more than 10% of the voting rights in the Company during the 21-day notice period.

Application for the Code Waiver

The board of directors of the Company (the “Board”) wishes to notify shareholders and potential shareholders that it intends to apply for the Code Waiver on May 25, 2026. The Board proposes to rely on the Company’s compliance with the disclosure-based regulatory framework administered by the U.S. Securities and Exchange Commission (“SEC”), together with its obligations under the Nasdaq Listing Rules.

SEC Disclosure Requirements

The Company is subject to the reporting and disclosure framework under the U.S. Securities Exchange Act of 1934. In particular, investors who do not qualify to report under Schedule 13G (such as qualified institutional investors, passive investors or exempt investors) and who acquire beneficial ownership of more than five percent (5%) of a class of voting equity securities are required to file a Schedule 13D with the SEC within five (5) business days of crossing the relevant threshold.

Schedule 13D requires detailed disclosure including, among other matters:

●	the identity and background of the reporting person;

●	the amount and percentage of securities beneficially owned;

●	the source and amount of funds used in the acquisition;

●	the purpose of the transaction, including any plans relating to control, board composition, or other significant corporate actions; and

●	any contracts, arrangements, or understandings relating to the securities of the issuer.

The SEC framework also requires disclosure under Schedule 13G once a shareholder acquires beneficial ownership of more than five percent (5%) of the voting shares of an issuer, if the shareholder qualifies under specific categories such as qualified institutional investors, passive investors or exempt investors.

There is also an ongoing obligation to amend the Schedule 13D (within two (2) business days) and Schedule 13G (depending on category, within two (2) or five (5) business days) to reflect any material changes in previously disclosed information, including material changes in beneficial ownership or intentions relating to the issuer. However, unlike the mandatory general offer regime under the Singapore Code, U.S. federal securities laws do not require an acquirer to make an offer to purchase all outstanding shares not already owned by it.

U.S. Federal Law Governing Takeovers

The U.S. takeover framework is principally governed by the Williams Act, which amended the Securities Exchange Act of 1934 to regulate tender offers and significant accumulations of public company shares.

For instance, under Section 14(d), tender offers are subject to detailed disclosure and procedural requirements, including disclosure of offer terms, financing and the investor’s intentions post-acquisition, as well as anti-fraud provisions prohibiting false or misleading statements and omissions of material facts.

Consistent with these principles, the U.S. regulatory requirements focus on ensuring that shareholders receive adequate information to make informed decisions regarding tender offers or significant share accumulations. Importantly, the framework does not impose a mandatory requirement for an acquirer to extend an offer to all remaining shareholders upon crossing a specified ownership threshold, and instead relies on transparency and market disclosure.

Nasdaq Listing Rules

The Company is listed on the Nasdaq Capital Market and is therefore subject to the Nasdaq Listing Rules and associated disclosure requirements.

Among other requirements, Nasdaq Listing Rule 5635(d) requires shareholder approval prior to certain substantial issuances of equity securities. The rule provides that shareholder approval must be obtained before a transaction involving the sale, issuance or potential issuance of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the company’s outstanding common stock or voting power before the issuance, if the issuance is priced below the official closing price prior to signing or the average closing price for the prior five (5) trading days.

This requirement is intended to ensure that significant equity issuances which may result in material dilution are subject to shareholder approval and market scrutiny.

Nasdaq-listed companies are also subject to ongoing disclosure obligations requiring prompt public disclosure of material information to ensure transparency and fair access to information for investors.

In addition, based on the Company’s current review of its shareholder records, it considers the number of shareholders in Singapore is below fifty (50) persons. Furthermore, given the Company’s listing on the Nasdaq Capital Market and its need to remain flexible in accessing capital markets, compliance with the Code may present practical challenges in the context of future financing or acquisition transactions involving the issuance of shares, which could adversely affect the efficiency, timing and overall flexibility of such transactions, and may not be in the best interests of the Company and its shareholders as a whole. If the Company is not able to obtain a waiver from the Code, this may discourage potential strategic investor(s) from investing in a significant shareholding in our Company in future. In the circumstances, the Company will seek SIC’s consideration to grant Code waiver considering the limited nexus to Singapore investors.

In this regard, the Board has:

1.	provided or will provide necessary confirmation to the SIC that the Waiver Conditions have been or will be (as the case may be) complied with; and

2.	approved the application for the Code Waiver and authorised any directors of the Company, for and on behalf of the Company, to do all such acts and things which he may deem necessary or expedient in connection to the application for Code Waiver, and to the extent that any such acts, matters or things have been done, they be confirmed, approved and ratified, in each case subject to the Shareholders’ non-objection and in accordance with the Waiver Conditions and any applicable requirements.

Shareholders who object to the application for the Code Waiver must notify the Company of such objection by sending an email to Evelyn Tan, Chief Corporate Officer at enquiry@cytomed.sg by May 4, 2026, being at least 21 calendar days prior to the date of the Company’s application to the SIC for the Code Waiver referred to above. If the objections received by the Company by the abovementioned deadline represent 10% or less of the total voting rights, the Company may proceed to apply for the Code Waiver.

Brief details of the Code and the protections afforded by the Code are described below, and you are encouraged to read this information carefully. You should note that upon the grant of the Code Waiver by the SIC, the protections afforded by the Code will no longer be applicable to you, including the right to receive a minimum offer price from an offeror in a mandatory or voluntary offer under the Code. Therefore, if you are in doubt as to the action to take or the implications of the Code Waiver on your investment in the Company, you should seek independent professional advice.

In the event that our application to the Council for the Code Waiver is successful, we will notify you of the same.

The Code

Scope

The Code applies to both take-overs and mergers. While the Code is drafted with listed public companies, listed registered business trusts and REITs in mind, the Code also applies to unlisted public companies and unlisted registered business trusts with more than 50 shareholders or unitholders, as the case may be, and net tangible assets of S$5 million or more.

Objective

One of the primary objectives of the Code is fair and equal treatment of all shareholders in a take-over or merger situation.

General Principles

The Code is based upon a number of General Principles which are essentially standards of good commercial conduct. In particular, under General Principle 3 of the Code, an offeror must treat all shareholders of the same class in an offeree company equally.

Mandatory Offers

One of the fundamental rules in the Code that is premised upon the principle of fair and equal treatment is Rule 14 on mandatory offers.

A mandatory offer is triggered when either:

(a) a person acquires, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert with it) carry 30% or more of the voting rights of the company; or

(b) a person who, together with persons acting in concert with him, holds not less than 30% but not more than 50% of the company’s voting rights, and such person, or any person acting in concert with him, acquires additional shares carrying more than 1% of the company’s voting rights in any rolling six-month period.

The minimum offer price pursuant to mandatory offers is the highest price paid by the person, or any parties acting in concert with it, for voting rights in the target during the offer period and within six months prior to the commencement of the offer period.

For further information, please refer to the Code which is available on the SIC’s website (https://www.mas.gov.sg/securities-industry-council).

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL SIX

BY AN ORDINARY RESOLUTION, TO RATIFY THE APPOINTMENT OF WWC, P.C. AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FINANCIAL YEAR ENDING DECEMBER 31, 2026, AND THAT THE DIRECTORS BE EMPOWERED TO FIX THE AUDITORS’ REMUNERTAION IN THEIR ABSOLUTE DISCRETION.

(ITEM 6 ON THE PROXY CARD)

Background

Pursuant to Regulation 65 of the Company’s Constitution, our shareholders must approve the Company’s appointment or re-appointment of the Auditor, as well as the remuneration of the Auditor or the manner in which such remuneration is to be fixed. We are proposing to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the financial year ending December 31, 2026. The Audit Committee of the Board of Directors has appointed WWC, P.C. to serve as the Company’s financial year 2026 independent registered public accounting firm.

Audit services to be provided by WWC, P.C. for the financial year 2026 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

A representative of WWC, P.C. is not expected to be present at the Annual General Meeting and therefore will not (i) have the opportunity to make a statement if they so desire or (ii) be available to respond to questions from shareholders.

If the appointment of WWC, P.C. is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

Vote Required

This Proposal requires affirmative (“FOR”) votes of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL SEVEN

BY AN ORDINARY RESOLUTION, TO RATIFY THE APPOINTMENT OF KE TRUST PAC AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FINANCIAL YEAR ENDING DECEMBER 31, 2026, AND THAT THE DIRECTORS BE EMPOWERED TO FIX THE AUDITORS’ REMUNERTAION IN THEIR ABSOLUTE DISCRETION.

(ITEM 7 ON THE PROXY CARD)

Background

Pursuant to Regulation 65 of the Company’s Constitution, our shareholders must approve the Company’s appointment or re-appointment of the Auditor, as well as the remuneration of the Auditor or the manner in which such remuneration is to be fixed. We are proposing to ratify the appointment of KE Trust PAC as the Company’s independent registered public accounting firm for the financial year ending December 31, 2026. The Audit Committee of the Board of Directors has appointed KE Trust PAC to serve as the Company’s financial year 2026 independent registered public accounting firm.

Audit services to be provided by KE Trust PAC for the financial year 2026 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

A representative of KE Trust PAC is not expected to be present at the Annual General Meeting and therefore will not (i) have the opportunity to make a statement if they so desire or (ii) be available to respond to questions from shareholders.

If the appointment of KE Trust PAC is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

Vote Required

This Proposal requires affirmative (“FOR”) votes of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL EIGHT

BY AN ORDINARY RESOLUTION, TO APPROVE PAYMENT OF DIRECTORS’ FEES OF US$70,000 FOR THE FINANCIAL YEAR ENDING DECEMBER 31, 2026.

(ITEM 8 OF THE PROXY CARD)

Background

Pursuant to Regulation 65 of the Company’s Constitution, our shareholders must approve the compensation we pay to our directors for services rendered in their capacity as directors. Prof. LOH Yuin Han has waived his compensation as a director for the financial year ending December 31, 2026. We are now asking our shareholders to approve payments to our Board of Directors for the financial year ending December 31, 2026, amounting to US$70,000.

We believe the authorizations requested in this Proposal Eight will benefit our shareholders by enabling us to attract and retain qualified individuals to serve as members of our Board and to continue to provide advice to, and independent oversight of, management.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL NINE

BY AN ORDINARY RESOLUTION, TO ADJOURN THE ANNUAL GENERAL MEETING TO A LATER DATE OR DATES, IF NECESSARY, TO PERMIT FURTHER SOLICITATION AND VOTE OF PROXIES IN THE EVENT THAT THERE ARE INSUFFICIENT VOTES FOR, OR OTHERWISE IN CONNECTION WITH, THE APPROVAL OF PROPOSAL ONE, PROPOSAL TWO, PROPOSAL THREE, PROPOSAL FOUR, PROPOSAL FIVE, PROPOSAL SIX, PROPOSAL SEVEN, PROPOSAL EIGHT, AND PROPOSAL TEN.

(ITEM 9 ON THE PROXY CARD)

General

Proposal Nine, if adopted, will allow the Board to adjourn the Annual General Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our stockholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five, Proposal Six, Proposal Seven, Proposal Eight, and Proposal Ten.

If Proposal Nine is not approved by our shareholders, the Board may not be able to adjourn the Annual General Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five, Proposal Six, Proposal Seven, and Proposal Eight, and Proposal Ten.

Vote Required

This proposal requires affirmative (“FOR”) votes of at least a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TEN

THE AUTHORIZATION OF THE DIRECTORS OF THE COMPANY TO ISSUE NEW ORDINARY SHARES OR TO MAKE OR GRANT OFFERS WHICH MAY REQUIRE NEW ORDINARY SHARES TO BE ISSUED.

(ITEM 10 OF THE PROXY CARD)

Background

The Company is proposing to authorize the Board of Directors to issue such number of new ordinary shares in the capital of the Company as may be approved by the board of Directors in connection with the follow-on offerings of the Company at the price(s) to be determined by the Board and on such terms and conditions as the Board may at any time and from time to time think fit, as well as issue new ordinary shares whether by way of rights, bonus or otherwise, or to make or grant offers, agreements or options (collectively “Instruments”) that might or would require new ordinary shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) options, warrants, debentures or other instruments convertible into new ordinary shares, at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit. This authority would further extend to the issuance of new ordinary shares in pursuance of any Instruments made or granted by the Directors while the authorization is in force.

This is provided that:

(1)	the aggregate number of new ordinary shares to be issued pursuant to such authority, excluding any new ordinary shares which may be issued pursuant to any adjustments (“Adjustments”), shall be made in compliance with all applicable laws (including the Nasdaq Listing Rules) for the time being in force (unless such compliance has been waived by the Nasdaq) and the Constitution for the time being of the Company;

(2)	in exercising such authority, the Company shall comply with all applicable laws, including the provisions of the Act, the Nasdaq Listing Rules for the time being in force (unless such compliance has been waived by the Nasdaq) and the Constitution for the time being of the Company; and

(3)	unless revoked or varied by the Company in a general meeting by ordinary resolution, such authority shall continue in force until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier.

Vote Required

This Proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

GENERAL

The Board of Directors does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

If you have questions about the Annual General Meeting or other information related to the proxy solicitation, you may contact the Company at +65 6250 7738.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director at CytoMed Therapeutics Limited, 1 Commonwealth Lane, #08-22, Singapore 149544. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By order of the Board of Directors,

/s/ CHOO Chee Kong
CHOO Chee Kong
Chairman and Director

Date: April 14, 2026